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[redacted]

13010958

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section

FEB 27 2013

Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questar Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis (City) MN (State) 55416-1297 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa C. Brooks 763-765-5310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center, 90 South 7th Street, Minneapolis, MN 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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SEC
Mail Processing
Section

FEB 27 2013

Washington DC
400

QUESTAR CAPITAL CORPORATION

Financial Statements with Supplementary Schedule and
Report of Independent Registered Public Accounting Firm on Internal Control

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

OATH OR AFFIRMATION

I, Melissa C. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questar Capital Corporation, as of December, 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE L.E. ALLEN
Notary Public
Minnesota
My Commission Expires Jan. 31, 2017

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUESTAR CAPITAL CORPORATION

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors
Questar Capital Corporation:

We have audited the accompanying financial statements of Questar Capital Corporation, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Questar Capital Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplementary Schedule is presented for purposes of additional analysis and

is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Supplementary Schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Supplementary Schedule is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
February 25, 2013

QUESTAR CAPITAL CORPORATION

Statement of Financial Condition

December 31, 2012

Assets

Cash and clearing deposit	$	11,826,990
Intangible assets (net of accumulated amortization of $1,050,276)		1,050,276
Concessions receivable		1,497,040
Prepaid expenses		596,007
Deferred tax asset		697,933
Net receivables from affiliate		633,166
Receivables from registered representatives (net of allowance for uncollectible accounts of $175,699)		2,339,616
Total assets	$	18,641,028

Liabilities and Stockholder's Equity

Commissions payable	$	2,436,925
Accrued expenses		2,296,415
Accounts payable		843,818
Deferred revenue		757,798
Total liabilities		6,334,956
Stockholder's equity:		
Common stock, no par value, 1,000 shares authorized and outstanding		113,728
Additional paid-in capital		125,532,182
Retained deficit		(113,339,838)
Total stockholder's equity		12,306,072
Total liabilities and stockholder's equity	$	18,641,028

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Operations

Year ended December 31, 2012

Revenue:		
Concessions	$	62,287,092
Other revenue		3,109,554
Total revenue		65,396,646
Expenses:		
Commissions		55,176,564
Legal and compliance charges		10,642,643
Salaries and employee benefit charges		8,861,010
Outside consulting		1,581,211
Information technology charges		1,547,328
Taxes, licenses, and fees		986,737
Other expenses		890,337
Meetings and seminars		786,983
General and administrative charges		618,075
Advertising and public relations		479,098
Occupancy charges		473,734
Travel and entertainment		392,804
Postage and telephone		133,432
Bad debt expense		14,507
Computer hardware and software		732
Total expenses		82,585,195
Loss before taxes		(17,188,549)
Income tax benefit		5,995,682
Net loss	$	(11,192,867)

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity

Year ended December 31, 2012

		Common stock		Additional paid-in capital		Retained deficit		Total
Balance at December 31, 2011	$	113,728	$	106,532,182	$	(102,146,971)	$	4,498,939
Capital contribution		—		19,000,000		—		19,000,000
Net loss		—		—		(11,192,867)		(11,192,867)
Balance at December 31, 2012	$	113,728	$	125,532,182	$	(113,339,838)	$	12,306,072

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net loss	$	(11,192,867)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in receivable from registered representatives		(1,867,237)
Decrease in concessions receivable		698,864
Increase in prepaid expenses		(149,201)
Increase in accrued expenses		123,956
Decrease in accounts payable		(129,846)
Increase in commissions payable		71,457
Decrease in deferred taxes		33,065
Increase in deferred revenue		163,795
Increase in receivable from affiliate		(1,098,872)
Net cash used in operating activities		(13,346,886)
Cash flows from financing activity:		
Capital contribution from parent		18,000,000
Net cash provided by financing activity		18,000,000
Net increase in cash		4,653,114
Cash at beginning of year		7,173,876
Cash at end of year	$	11,826,990
Supplemental data:		
Noncash financing activity:		
Capital contribution in the form of reduction in payable to affiliate	$	1,000,000

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) Description of the Company

Questar Capital Corporation (the Company) is a wholly owned subsidiary of Yorktown Financial Companies, Inc. (Yorktown), which in turn is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly owned subsidiary of Allianz Societas Europaea (Allianz SE), a European company incorporated in Germany.

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and operates as a retail broker-dealer. The Company distributes a full range of securities products, including nonproprietary mutual funds, variable life insurance and annuity contracts, and fixed index annuity products, and processes general securities transactions through a clearing arrangement with Pershing, LLC. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Yorktown and Allianz Life.

(b) Significant Accounting Policies

Securities Transactions

The Company's primary source of revenue is concessions received on sales of fixed indexed annuities, mutual funds, and variable annuities. The primary expense of the Company is the corresponding commissions paid to registered representatives for these sales. Concessions and related commission expense are recorded on a settlement date basis. The clearing and depositing operations are provided by Pershing, LLC.

Cash and Clearing Deposit

Cash represents amounts held in depository institutions. The Company is required to maintain deposit accounts with clearing organizations and others to assure the performance of the obligations of the Company under the terms of its agreements. Minimum required balances in deposit accounts with clearing organizations were $110,000 at December 31, 2012.

Intangible Assets

An intangible asset is recognized apart from goodwill when it arises from contractual or legal rights or it is capable of being separated and valued then sold, transferred, licensed, rented, or exchanged. The Company determines the useful life and amortization period for each intangible asset identified. An intangible asset with a determinable useful life is amortized over that period, while an intangible asset with an indefinite useful life is not amortized.

Federal Income Taxes

The Company utilizes the asset and liability method of accounting for income tax. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

(Continued)

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the financial statements. Any such change could significantly affect the amounts reported in the statement of operations. Quarterly, management evaluates the appropriateness of such provisions based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, technical advice memorandums, and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

The Company is included in the consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to U.S. Treasury Department regulations. The Company will be paid for the tax benefit on its losses and any other tax attributes.

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

Receivables from Registered Representatives

The Company has a program of offering advanced commission and forgivable and nonforgivable loans to qualified registered representatives. The terms of the loans vary for each registered representative and are forgiven based on reaching predetermined production levels. The nonforgivable loans are paid back through a withholding of the registered representatives' commissions. As of December 31, 2012, the Company had advanced commission and loan receivables related to this program of $2,301,737. The Company established an allowance for uncollectible accounts based on a reserve policy that reflects its ability to collect. As of December 31, 2012, the Company recorded an allowance for uncollected loans of registered representatives of $0. All loans are current.

The Company also has fee receivables from registered representatives. The receivables are stated net of write-offs and allowances for uncollectibles. The Company established an allowance for uncollectible accounts based on a reserve policy that reflects its ability to collect. As of December 31, 2012, the gross receivable was $213,578, and the Company recorded an allowance for uncollected accounts of $175,699.

(c) Immaterial Error Correction

The Company made a correcting adjustment to the statement of changes in stockholder's equity for the year ended December 31, 2012. The Company does not believe the following adjustment is material to the financial statements for the respective reporting periods.

The correction is related to purchase accounting adjustments that were not properly reclassified between additional paid-in-capital and retained deficit at the time the Company's parent was purchased by Allianz Life in 2005. The result of the correction to the Balance at December 31, 2011 for the respective accounts is shown below:

	Previously reported	As adjusted
Additional paid-in capital	$ 104,636,741	$ 106,532,182
Retained deficit	(100,251,530)	(102,146,971)

(2) Intangible Assets

In November 2005, Yorktown, the Company's parent, was purchased by Allianz Life, and the transaction was recorded using the purchase method of accounting. The Company recorded intangible assets of $2,100,552. The components of intangible assets at acquisition are summarized as follows:

	Amount	Useful life
Trade name	$ 1,050,276	Indefinite
Noncompete and transition agreements	1,050,276	5 years
Total intangible assets, at acquisition	$ 2,100,552	

A portion of the intangible assets relates to the trade name and service mark of the Company and has an indefinite useful life. Therefore, the trade name is not being amortized, but is subject to periodic impairment testing. The remaining intangible asset is related to noncompete and transition agreements and was amortized over five years using the straight-line method. The noncompete and transition agreements are fully amortized, and the Company has recorded intangible assets, consisting of trade name only, of $1,050,276.

(3) Transactions with Related Parties

The Company is managed by Yorktown. The Company may pay management fees (determined periodically) to Yorktown for various operating expenses. Management fees charged reflect the actual costs of these services; however, Yorktown is in a position to and could influence the operating results of

(Continued)

the Company. During the year ended December 31, 2012, the Company incurred no management fees. At December 31, 2012, the Company had no amounts payable to Yorktown.

Questar Asset Management, Inc. (QAM) is a related company through common control and ownership. The Company pays various operating and commission expenses on behalf of QAM, which are then charged to QAM on a periodic basis. The expenses charged reflect the actual costs of these services. During the year ended December 31, 2012, the Company paid no operating expenses and $4,482,811 of commission expenses on behalf of QAM. At December 31, 2012, the Company had a payable to QAM of $21,539.

The Company maintains a selling agreement with Allianz Life Financial Services, LLC, a wholly owned subsidiary of Allianz Life. During 2012, the agreement resulted in $3,506,824 in concession revenue, which is 5.6% of the Company's total concession revenue.

The Company has an expense sharing arrangement with Allianz Life to pay certain direct operating expenses on behalf of the Company and then be reimbursed by the Company. During 2012, Allianz Life paid $23,946,939 in direct operating expenses. The Company also receives allocated expenses for overhead. During 2012, $3,461,692 was allocated to the Company using an allocation method developed by management of Allianz Life. At December 31, 2012, the Company had a receivable from Allianz Life of $654,705.

In 2012, Allianz Life adopted a board resolution agreeing to make a $1,000,000 capital contribution in the form of debt forgiveness to the Company. The debt relates to the expense sharing agreement with Allianz Life. In 2012, Allianz Life also adopted four additional board resolutions agreeing to make capital contributions in the form of cash payments to the Company. Total capital contributions of $18,000,000 were made to the Company. All capital contributions were made to the Company to satisfy the net capital requirements as required by the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1).

(4) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as agent. These activities may expose the Company to credit and market risks in the event customers, other brokers–dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

(5) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital of $423,774 as of December 31, 2012. At December 31, 2012, the Company had net capital of $6,718,128, which was $6,294,354 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.95:1 at December 31, 2012.

(6) Rule 15c3-3 Exemption

The Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer. The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)2(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(7) Income Taxes

The income tax benefit for the year ended December 31, 2012, reflected on the statement of operations, is as follows:

Current tax benefit	$	6,028,747
Deferred tax benefit		(33,065)
Income tax benefit as reported	$	5,995,682

There was no provision for state income taxes reflected on the statement of operations for the year ended December 31, 2012, due to the state income tax benefit from the net loss being fully offset by an increase in the valuation allowance.

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported on the statement of operations as follows:

Income tax benefit computed at the statutory rate	$	6,015,992
Allocated nondeductible expenses		(20,310)
Income tax benefit as reported	$	5,995,682

Tax effects of temporary differences giving rise to the significant components of the deferred tax assets and liabilities at December 31, 2012 are as follows:

Deferred tax assets (liabilities):		
State net operating loss carryforward	$	996,305
Intangible asset amortization		(367,597)
Deferred compensation		490,376
Agent debt reserve		61,496
Litigation accruals		513,658
Total		1,694,238
Valuation allowance		(996,305)
Net deferred tax asset	$	697,933

(Continued)

Although realization is not assured, the Company believes it is not necessary to establish a full valuation allowance for the total deferred tax assets as it is more likely than not the deferred tax asset of $1,065,530 will be realized principally through reimbursement from AZOA as the existing deductible temporary differences reverse.

The Company's federal income tax return is consolidated with AZOA. The Company is no longer subject to U.S. federal, state, and local, non-U.S. income tax examinations by tax authorities for years prior to 2006. The IRS recently conducted an examination of the consolidated returns filed by AZOA for the 2008 and 2009 tax years. While the field examination is complete, the examination report must be reviewed and approved by the Joint Committee on Taxation before it can be finalized. The IRS has not proposed any adjustments that materially affect the Company.

The Company had no unrecognized tax benefits as of January 1, 2012 and December 31, 2012. The Company does not expect any significant changes related to unrecognized tax benefits during the next twelve months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2012, the Company had not recognized any interest and penalties.

(8) Commitments and Contingencies

The Company is currently a defendant in various pending litigation and arbitration matters, arising from the conduct of its business. These matters have not yet progressed to a stage at which the Company can reasonably predict the outcome or exposure. The Company recognizes legal costs for defending itself as incurred.

The financial services industry, including distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's business remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. The Company is cooperating with regulators in responding to these requests.

(9) Subsequent Events

Subsequent events have been evaluated through February 25, 2013, which is the date the financial statements were available to be issued.

QUESTAR CAPITAL CORPORATION

Computation of Net Capital and
Aggregate Indebtedness under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2012

Net capital	$	12,306,072
Deduct–non–allowable assets:		
Intangible asset		1,050,276
Net deferred tax asset		697,933
Receivable from registered representatives		2,339,616
Prepaid expenses		596,007
Receivable from Allianz Life Insurance Company of North America		654,704
Pershing unsecured balances		24,963
Deposit accounts		10,000
Net capital before haircuts on cash and clearing deposit positions		6,932,573
Haircuts on cash and clearing deposit positions		214,445
Net capital		6,718,128
Minimum capital required to be maintained (greater of $50,000 or 6 ⅔% of aggregate indebtedness)		423,774
Net capital in excess of requirement	$	6,294,354
Aggregate indebtedness	$	6,356,614
Ratio of aggregate indebtedness to net capital		0.95:1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part II of Form X-17A-5 and the above audited computation.

See accompanying report of independent registered public accounting firm

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Questar Capital Corporation:

In planning and performing our audit of the financial statements of Questar Capital Corporation (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Minneapolis, Minnesota
February 25, 2013